UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              DAVE & BUSTER'S, INC.
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   23833N104
                                   ---------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                (212) 872-1000
                                --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 2005
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. 23833N104                                           Page 2 of 10 Pages


1           Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

                  HBK INVESTMENTS L.P.

2           Check the Appropriate Box If a Member of a Group (See Instructions)
                                                      a.  [  ]
                                                      b.  [  ]

3           SEC Use Only


4           Source of Funds (See Instructions)

                      WC (1)

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                      [  ]

6           Citizenship or Place of Organization

                  DELAWARE


Number of            7         Sole Voting Power
Shares                              1,314,400 (1) (2)
Beneficially
Owned By             8         Shared Voting Power
Each                                    0
Reporting
Person               9         Sole Dispositive Power
With                                1,314,400 (1) (2)

                    10          Shared Dispositive Power
                                        0



11          Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,314,400 (1) (2)

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares(See Instructions)

                  [  ]

13          Percent of Class Represented By Amount in Row (11)

                  9.2%

14          Type of Reporting Person (See Instructions)

                  PN

-----------------------

(1) The Reporting Person has sole voting and dispositive power over the Shares pursuant to an Investment Management Agreement with HBK Master Fund L.P. (the "Fund"). Accordingly,

                                                              Page 3 of 10 Pages

          the Fund has no beneficial ownership of such Securities. The source of funds used or to be used in making purchases is working capital of the Fund.


(2) The Reporting Person's power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.

                                                              Page 4 of 10 Pages


           This Statement on Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Dave & Buster's, Inc.(the "Issuer"). Certain of the Shares herein were previously reported on Schedule 13G filed on October 28, 2005. This statement on Schedule 13D is being filed by the Reporting Person (as defined below) to report the information disclosed in Item 4 hereof.

Item 1.  Security and Issuer.

           This Statement relates to the Shares. The address of the principal executive office of the Issuer is 2481 Manana Drive, Dallas, Texas 75220.

Item 2.  Identity and Background.

         This Statement on Schedule 13D is filed by HBK Investments L.P., a Delaware limited partnership (the "Reporting Person").The Reporting Person is an investment management firm that provides investment management services to private investment funds. Its principal office is located at 300 Crescent Court, Suite 700, Dallas, Texas 75201. Information is also included herein with respect to the following persons: HBK Partners II L.P., a Delaware limited partnership ("Partners II"); HBK Management L.L.C., a Delaware limited liability company ("Management"); and Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, David C. Haley and Jamiel A. Akhtar, members of Management, who may control Management (collectively, "Managers"). The Reporting Person and the other entities and individuals identified in this paragraph are sometimes referred to collectively as the "Item 2 Persons."

         Each of the Managers is a United States citizen. The principal occupation of each Manager is serving as a Managing Director of the Reporting Person. The business address of each Manager is 300 Crescent Court, Suite 700, Dallas, Texas 75201, except for Mr. Hirsh, whose business address is 350 Park Avenue, 20th Floor, New York, New York 10022.

         During the last five years, none of the Item 2 Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

             The aggregate purchase price for the Shares was approximately $18 million. The source of funds for the purchase transactions was the Fund's working capital. The Shares are held in prime brokerage accounts of the Fund, which may from time to time have debit balances. Because other securities are also held in such accounts, it is not possible to determine the amounts, if any, of financing used at any time with respect to the Shares.

Item 4.  Purpose of Transaction.

           The Shares were originally acquired by the Reporting Person, for the account of the Fund, in the ordinary course of business and were not acquired with the purpose or effect of changing or influencing control of the Issuer. This Schedule 13D is being filed as a result of the announcement on December 9, 2005 of an Agreement and Plan of Merger among the Issuer and affiliates of Wellspring Capital Management LLC, a private equity firm, pursuant to which an affiliate of Wellspring will acquire all of the Issuer's outstanding Shares for cash. The Reporting Person has commenced the process of evaluating its position with respect to the transactions contemplated by the Agreement and Plan of Merger (the

                                                              Page 5 of 10 Pages

"Merger") and is concerned that the $18.05 per Share cash consideration to the paid to the Issuer's shareholders in connection with the merger may be inadequate. In connection with the foregoing evaluation, the Reporting Person may acquire, or cause to be acquired, additional securities of the Issuer, dispose, or cause to be disposed, such securities at any time, contact other shareholders of the Issuer regarding among other things, the proposed Merger, or formulate other purposes, plans or proposals regarding the Merger, including but not limited to its support of or opposition to the Merger, proposal of an alternative to the Merger, communications with the management or board of directors of the Issuer, or the support of a third party's plans or proposals concerning the Merger or an alternative proposal.

           In addition to the foregoing, the Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

           Except as otherwise described herein, none of the Item 2 Persons has any current plans or proposals that relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D. Such person may, at any time and from time to time, review or reconsider their position and formulate such plans or proposals.

Item 5.  Interest in Securities of the Issuer.

                  (a) - (b) The Shares referenced in this statement consist of 1,314,400 Shares beneficially owned by the Reporting Person, representing approximately 9.2% of the 14,292,500 Shares outstanding as of December 7, 2005, as reported by Issuer in its Form 10-Q for the quarter ended October 30, 2005 filed with the Securities and Exchange Commission on December 9, 2005.

                  Pursuant to an Investment Management Agreement with the Fund, and acting through its general partner, Partners II, the Reporting Person has the sole power to vote or direct the vote and to dispose or to direct the disposition of the Shares. Accordingly, the Reporting Person may be deemed to be the beneficial owner of the Shares. Acting through its general partner, Management, and in its capacity as the general partner of the Reporting Person, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares. Accordingly, Partners II may be deemed to be the beneficial owner of the Shares. In its capacity as the general partner of Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares. Accordingly, Management may be deemed to be the beneficial owner of the Shares. In their capacity as controlling persons of Management, the Managers have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares. Accordingly, each of the Managers may be deemed to be the beneficial owner of the Shares. The Item 2 Persons expressly declare that the filing of this statement on Schedule 13D shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of the Shares.

                  (c) Except as described below on Annex A attached hereto, there have been no acquisitions or dispositions of Shares made by the Reporting Person, for the account of the Fund, during the past 60 days. All of such transactions described on Annex A were conducted through open market transactions.

                  (d) The limited partners or shareholders of the funds that own the Fund, for which the Reporting Person acts as investment manager, have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests in the Fund.

                  (e) Not applicable.

                                                              Page 6 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           The Shares are held in prime brokerage accounts of the Fund and have been pledged as collateral to secure debit balances in such accounts which may exist from time to time.

           Except as described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Item 2 Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares (including as a result of any pledge), finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

           This Item is not applicable.

                                                              Page 7 of 10 Pages


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:     December 9, 2005                             HBK INVESTMENTS L.P.


                                                       By:  /s/  Jon L. Mosle
                                                       ----------------------
                                                       Jon L. Mosle
                                                       Authorized Signatory (1)


         (1) An Authorization Certificate authorizing Jon L. Mosle to act on behalf of HBK Investments L.P. was previously filed.

                                                              Page 8 of 10 Pages




                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                              DAVE & BUSTERS, INC.


                                                Date of              Nature of           Number of          Price per

                                                                                                  -
For the Account of                            Transaction           Transaction          Securities           Share
------------------                            -----------           -----------        --------------         -----
                                            December 8, 2005            Buy                4,900             15.2933
HBK Master Fund L.P.

HBK Master Fund L.P.
                                            December 7, 2005            Buy                15,400            15.3762

HBK Master Fund L.P.
                                            December 6, 2005            Buy                8,900             15.2930

HBK Master Fund L.P.
                                            December 5, 2005            Buy                21,113            15.4650

HBK Master Fund L.P.
                                            December 2, 2005            Buy                12,012            15.1375

HBK Master Fund L.P.
                                            December 2, 2005            Buy                 600              15.1500

HBK Master Fund L.P.
                                            December 2, 2005            Buy                1,800             15.1511

HBK Master Fund L.P.
                                            December 1, 2005            Buy                9,775             15.2765

HBK Master Fund L.P.
                                           November 30, 2005            Buy                6,500             14.9565

HBK Master Fund L.P.
                                           November 30, 2005            Buy                11,100            15.0432

HBK Master Fund L.P.
                                           November 29, 2005            Buy                4,300             14.9928

HBK Master Fund L.P.
                                           November 28, 2005            Buy                9,200             14.8323

HBK Master Fund L.P.
                                           November 25, 2005            Buy                3,100             14.6516

HBK Master Fund L.P.
                                           November 23, 2005            Buy                11,900            14.6966

HBK Master Fund L.P.
                                           November 22, 2005            Buy                11,200            14.5210

HBK Master Fund L.P.
                                           November 21, 2005            Buy                51,300            14.5500

HBK Master Fund L.P.
                                           November 21, 2005            Buy                1,800             14.6300

HBK Master Fund L.P.
                                           November 18, 2005            Buy                14,900            14.6046

HBK Master Fund L.P.
                                           November 18, 2005            Buy                 600              14.3500

HBK Master Fund L.P.
                                           November 17, 2005            Buy                4,700             14.0923

HBK Master Fund L.P.
                                           November 17, 2005            Buy                9,600             14.0923

HBK Master Fund L.P.
                                           November 16, 2005            Buy                5,400             14.0539

HBK Master Fund L.P.
                                           November 16, 2005            Buy                10,200            14.0525

HBK Master Fund L.P.
                                           November 15, 2005            Buy                19,200            14.3874

HBK Master Fund L.P.
                                           November 15, 2005            Buy                12,900            14.4025

HBK Master Fund L.P.
                                           November 14, 2005            Buy                22,500            14.5450

HBK Master Fund L.P.
                                           November 14, 2005            Buy                17,600            14.5395

HBK Master Fund L.P.
                                           November 11, 2005            Buy                18,400            14.8463

HBK Master Fund L.P.
                                           November 11, 2005            Buy                16,300            14.8650

HBK Master Fund L.P.
                                           November 10, 2005            Buy                17,600            14.7825

HBK Master Fund L.P.
                                            November 9, 2005            Buy                8,700             14.8031

HBK Master Fund L.P.
                                            November 8, 2005            Buy                14,800            14.9545

HBK Master Fund L.P.
                                            November 7, 2005            Buy                 100              14.7000

HBK Master Fund L.P.
                                            November 7, 2005            Buy                7,000             14.8894

HBK Master Fund L.P.
                                            November 4, 2005            Buy                11,600            14.8847

HBK Master Fund L.P.
                                            November 3, 2005            Buy                19,000            14.6391

HBK Master Fund L.P.
                                            November 2, 2005            Buy                23,300            14.9214

HBK Master Fund L.P.
                                            November 1, 2005            Buy                17,200            13.5920

HBK Master Fund L.P.
                                            October 31, 2005            Buy                1,100             13.1991

HBK Master Fund L.P.
                                            October 28, 2005            Buy                32,300            12.7785

HBK Master Fund L.P.
                                            October 27, 2005            Buy                13,000            12.7362

HBK Master Fund L.P.
                                            October 26, 2005            Buy                10,800            13.0565

HBK Master Fund L.P.
                                            October 25, 2005            Buy                20,100            13.0625

HBK Master Fund L.P.
                                            October 24, 2005            Buy                23,600            13.0701

HBK Master Fund L.P.
                                            October 21, 2005            Buy                27,400            13.0343

HBK Master Fund L.P.
                                            October 19, 2005            Buy                16,000            12.9961

HBK Master Fund L.P.
                                            October 18, 2005            Buy                25,600            13.1006

HBK Master Fund L.P.
                                            October 17, 2005            Buy                19,600            13.0735

HBK Master Fund L.P.
                                            October 13, 2005            Buy                20,900            13.1300

HBK Master Fund L.P.
                                            October 12, 2005            Buy                39,500            12.9729

HBK Master Fund L.P.
                                            October 11, 2005            Buy                32,500            13.0154

HBK Master Fund L.P.
                                            October 10, 2005            Buy                11,100            13.0122
